■     EXHIBIT 99.1

Signing of Memorandum of Understanding to Establish an Intergrated Steel Mill in India

POSCO signed on June 22, 2005, a Memorandum of Understanding with Orissa State Government of India to build an intergrated steel mill and develop an iron ore mine in India.

- Investment Summary: In the first phase, POSCO will construct a steel plant with annual production capacity of three million tons (expected to be completed by 2010). POSCO plans to expand the plant’s capacity to twelve million tons.

- Amount of Investment: U$ 3 billion in the first phase (including cost of developing an iron ore mine). U$ 12 billion investment is expected in the case of capacity expansion to twelve million tons.